Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 5, 2003

TECHNIP
 (Exact name of registrant as specified in its charter)

6-8 allée de l’Arche
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP
Dated: September 5, 2003
	By:	/s/ Olivier Dubois

Olivier Dubois
Senior Executive Vice President Finance and Control

PRESS RELEASE

Paris, September 5, 2003

SECOND QUARTER AND FIRST HALF 2003 RESULTS
First Half EBITA Up 10%
Offshore Order Intake Leads to Record Backlog

Euros in millions	2nd Quarter	1st Half

June 30 Backlog	7,572	7,572
Revenues	1,064	2,163
EBITA	52	97
Net Income:
- Before Goodwill	14	37
- After Goodwill	(15)	(19)
Fully Diluted Adjusted EPS	€0.75	€1.55
Fully Diluted Adjusted E/ADS	$0.22	$0.47

The Board of Directors of Technip has approved the unaudited consolidated accounts for the second quarter of 2003.

Daniel Valot, Chairman and CEO, commented: “Technip’s strategic positioning has led to unprecedented growth in the Group’s backlog. In just over a year we have started to reap the benefits of the consolidation between Technip and Coflexip. Thus far in 2003, without relaxing our well-known bidding discipline and margin requirements, we have been awarded the Dalia SURF and FPSO, Shah Deniz, East Area, Simian-Sapphire and Amenam 2 contracts. These contract awards indicate that Technip is now recognized by the oil majors as one of the very few contractors in the world able to reliably deliver not only onshore and downstream projects for which our leadership has been long established, but also large and complex field developments in the fast growing offshore market.

As expected, our EBITA during the first half of 2003 showed improvement, with an EBITA margin up by close to 50 basis points compared to the first half of 2002. We continue to streamline the Group’s post merger cost structure, as we saved more than 100 basis points on goodwill amortization, fixed asset depreciation and financial costs, the total of which represented 6.3% of revenue in the first half of 2003 compared to 7.6% during the same period last year.

For the full year 2003, based upon currently prevailing currency exchange rates, revenues may grow a bit faster than previously anticipated given the size of recent awards. EBITA is expected to increase by about 10%, in line with previous guidance given to the market. It is important, however, to keep in mind that in our business, technological and weather-related risks may affect the outcome of a few contracts currently nearing completion. Given our current business mix, we anticipate the tax burden for full year 2003 to grow faster than pre-tax earnings.

The strong and healthy backlog of the Group bodes well for growth in both revenues and earnings in 2004.”

I. OPERATIONAL HIGHLIGHTS

During the second quarter of 2003, Technip was awarded new orders totaling EUR 2.7 billion (compared to EUR 1.5 billion in the first quarter of 2003 and EUR 1.2 billion in the second quarter of 2002). Primary wins included:

•	two major contracts with a combined value of USD 1.2 billion (Group share USD 780 million) awarded by Total and its partners for the floating, production, storage, offloading facility (FPSO) and for the SURF package related to the development of the Dalia oil field, offshore Angola;

•	a USD 460 million (Group share USD 460 million) contract awarded by Exxon/Mobil related to a gas compression platform and associated facilities to be installed in the East Area field, offshore Nigeria;

•	a USD 566 million lump sum turnkey contract (Group share USD 374 million) awarded by Abu Dhabi Company for Onshore Oil Operations (ADCO) for the North East Bab (NEB) phase 1 project;

•	a contract worth about USD 300 million (Group share USD 300 million) awarded by BP and its partners for the stage 1 development, which includes a TPG drilling and production platform, of the Shah Deniz gas field in the Azerbaijan sector of the Caspian Sea;

•	a contract worth about USD 300 million (Group share USD 300) awarded by Burullus Gas Company for the sub sea development of the Simian/Sienna gas fields offshore Egypt;

•	a contract worth about USD 350 million (Group share USD 100 million) awarded by Total for the extension of the Amenam Kpono Oil and Gas Export Project (AMP2), offshore Nigeria; and

•	a contract worth about EUR 50 million (Group share EUR 50 million) awarded by Statoil for the supply of flexible risers for the Kristin Field Development Project.

As of June 30, 2003, the backlog* was EUR 7.6 billion (which is equivalent to 21 months of revenues), up 24% compared to the backlog of EUR 6.1 billion registered at March 31, 2003.

Without foreign exchange rate fluctuations, the Group backlog as of June 30, 2003 would have been approximately EUR 7.9 billion.

The Offshore Branch backlog of EUR 3.0 billion was sequentially up 89% and more than 57% above its level at the same time last year. On a sequential basis, the floater/integrated fixed backlog more than doubled to EUR 1.2 billion while the sub sea umbilicals, risers and flowlines (SURF) backlog totaled EUR 1.9 billion, a 63% increase.

In the onshore activities (Onshore/Downstream and Industries), backlog reached EUR 4.5 billion, up 1% compared to the end of March 2003 and 22% compared to June 30, 2002.

*	The remaining portion of contracts in force.

II. FINANCIALS

2003 first half revenues were EUR 2.2 billion, unchanged compared to the first half of 2002, as 2003 revenues were impacted by the weakening of the U.S. dollar and other currencies and by the disposal of non-strategic assets. Without foreign exchange movements and changes in scope of consolidation, first half 2003 revenues would have totaled approximately EUR 2.4 billion, 11% above first half 2002.

2003 second quarter revenues were EUR 1.1 billion. During the quarter, offshore revenues of EUR 467 million were lower sequentially and year-on-year due primarily to currency fluctuations and to a lesser extent to slow activity in the Gulf of Mexico and fewer jobs than expected in the British North Sea. Onshore revenues of EUR 597 million posted strong year-on-year growth of 11% and were up 5% sequentially due to the large contracts booked in 2002 entering into their execution stages.

Operating income before goodwill amortization (EBITA) for the first half of 2003 amounted to EUR 96.7 million, up 10% year-on-year. The EBITA margin for the first half of 2003 improved to 4.5% compared to 4.0% during the same period in 2002.

EBITA for the second quarter of 2003 amounted to EUR 52.3 million, up sequentially and little changed year-on-year. The Group’s EBITA margin for the second quarter of 2003 was 4.9%, unchanged from the second quarter of 2002.

Financial costs, including the non-cash provision for the redemption premium of the convertible bonds, were reduced from EUR 31.5 million in the first half of 2002 to 22.5 million in the first half of 2003.

Financial costs were reduced from EUR 15.2 million in the second quarter of 2002 to EUR 12.0 million in the second quarter of 2003.

Pre-goodwill net income for the first half of 2003 increased 19% compared to the same period one year ago. This improvement came despite a higher tax burden, which given the geographical mix of sales and earnings, increased from EUR 24.5 million in the first half of 2002 to EUR 37.3 million in the first half of 2003.

Pre-goodwill net-income for the second quarter 2003 was EUR 13.9 million compared to EUR 15.3 million during the same period in 2002.

After goodwill amortization, net income was EUR (18.5) million for the first half of 2003 compared to EUR (27.4) million for the same period in 2002.

Net income after goodwill amortization was EUR (15.0) million for the second quarter 2003 compared to EUR (14.1) million for the second quarter of 2002.

First half 2003 net income adjusted for the purpose of calculating fully diluted EPS amounted to EUR 44.6 million versus EUR 43.0 million during the same period one year ago (please refer to Annex 1). First half 2003 fully diluted adjusted EPS and E/ADS were EUR 1.55 and USD 0.42, respectively.

Second quarter 2003 adjusted net income amounted to EUR 21.6 million versus EUR 22.4 million during the same period one year ago. Fully diluted adjusted EPS and E/ADS were EUR 0.75 and USD 0.22, respectively.

First half 2003 net income reconciled to U.S. generally applied accounting principles (U.S. GAAP) amounted to EUR 11.3 million (unaudited). The main adjustments to reported French GAAP net income are the restatement of goodwill amortization of EUR (55.2) million and the impact of SFAS 133 on the accounting treatment of hedging instruments.

Second quarter 2003 net income reconciled to U.S. GAAP amounted to EUR (2.8) million (unaudited).

During the first half of 2003, cash from operations was EUR 111 million, unchanged compared to the first half of 2002. Capital spending was EUR 55 million compared to EUR 47 million during the same period last year. Change in working capital during the first half of 2003 amounted to EUR (171) million.

During the second quarter of 2003, cash from operations was EUR 47 million, capital spending was EUR 33 million and change in working capital was EUR (108) million.

The change in working capital was due to the following:

•	major onshore/downstream contracts booked in 2002 are starting to be executed, taking cash out of down payments received at signature time;

•	new orders booked in first half of 2003 related mainly to offshore projects which generally provide lower down payments than onshore contracts. In addition, some of those down payments were paid after June 30, 2003.

Given the change in working capital and the payment of dividends (EUR 77 million), net debt, excluding the redemption premium of convertible bonds, as of June 30, 2003 amounted to EUR 679 million compared to EUR 506 million as of December 31, 2002 and EUR 922 million as of June 30, 2002. Gearing at the end of the second quarter of 2003 was 35% compared with 44% as of June 30, 2002.

III. NEW AWARDS

Since the end of the second quarter 2003, main contracts awarded to Technip so far include:

•	a contract worth approximately USD 250 million (Group share USD 250 million) awarded by Burullus Gas Company for sub sea facilities for the Sapphire gas field, offshore northern Egypt;

•	a lump sum turnkey contract awarded by Saudi Aramco, for the addition of diesel hydro treating facilities at their Riyadh Refinery;

•	an EPIC contract worth about USD 125 million (Group share USD 125 million) awarded by Canadian Natural Resources for the sub sea development of the Baobab field offshore Ivory Coast; and

•	a contract worth about EUR 65 million (Group share EUR 65 million) awarded by Statoil for the installation of the infield flowlines, service lines and umbilicals at the Snøhvit field.

As a result, in addition to the backlog registered as of June 30, 2003 (and without taking into account smaller size contracts), the Group has in hand approximately between EUR 600 and 700 million worth of contracts which should enter into the backlog during the second half of 2003.

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Statements in this document that are not historical fact are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including forward-looking statements with respect to the financial condition, results of operations, business and business cycles, competitiveness and strategy of the Technip Group. Such statements are based on a number of assumptions, expectations and forecasts that could ultimately prove inaccurate, and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including currency fluctuations, the level of capital expenditure in the oil and gas industry as well as other industries, the timing of development of energy resources, construction and project risks, armed conflict or political instability in the Persian Gulf or other regions, the strength of competition, interest rate fluctuations, control of costs and expenses, the reduced availability of government-sponsored export financing, the timing and success of anticipated integration synergies and stability in developing countries. For a further description of such risks and uncertainties, see the reports filed by Technip with the Securities and Exchange Commission and the “Commission des Opérations de Bourse.” Technip disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Except as otherwise indicated, the financial information contained in this document has been prepared in accordance with French GAAP, and certain elements would differ materially upon reconciliation to US GAAP.

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With a workforce of about 19,000 persons, Technip ranks among the top five corporations in the field of oil, gas and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York and Paris. The Group’s main engineering and business centers are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. The Group has high-quality industrial and construction facilities in France, Brazil, the UK, the USA, and Finland as well as a world-class fleet of offshore construction vessels.

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Press Relations
Sylvie Hallemans	Tel. +33 (0) 1 47 78 34 85
E-mail: shallemans@technip.com

Investor and Analyst Relations
G. Christopher Welton	Tel. +33 (0) 1 47 78 66 74
E-mail: cwelton@technip.com

David-Alexandre Guez	Tel. +33 (0) 1 47 78 27 85
E-mail: daguez@technip.com

Internet:	www.technip.com

°
°   °

Technip trades under the symbol TKP on the NYSE and under the ISIN FR0000131708 on the Euronext.

ANNEX I
CONSOLIDATED STATEMENT OF INCOME
French GAAP
Unaudited

	Second Quarter		First Half
Euros in Millions except EPS
E/ADS in US Dollars	2003	2002	2003	2002

Revenues	1,063.8	1,097.1	2,163.2	2,172.8
Cost of Sales	(983.2)	(1,004.8)	(2,008.3)	(2,008.5)
Depreciation and Amortization excluding Goodwill	(28.3)	(38.1)	(58.2)	(76.4)

Operating Income before Goodwill Amortization(1)	52.3	54.2	96.7	87.9

Financial Result	(7.8)	(10.5)	(14.4)	(23.7)
Provision for Redemption Premium on Convertible Bonds	(4.2)	(4.7)	(8.1)	(7.8)
Non-Operating Income (Loss)	(3.7)	(1.6)	(0.2)	(2.1)
Income Tax	(22.8)	(22.4)	(37.3)	(24.5)
Income of Equity Affiliates	0.5	—	0.5	0.9
Minority Interests	(0.4)	0.4	(0.5)	0.3

Net Income pre-Goodwill	13.9	15.3	36.7	30.9

Goodwill Amortization	(28.9)	(29.5)	(55.2)	(58.4)

Net Income	(15.0)	(14.1)	(18.5)	(27.4)

Net Income for EPS Calculation:
Net Income	(15.0)	(14.1)	(18.5)	(27.4)
Non-Operating (Income) Loss	3.7	1.6	0.2	2.1
Goodwill Amortization	28.9	29.5	55.2	58.4
Convertible Bond Financial Costs, after Tax	4.0	5.5	7.7	9.9

Adjusted Net Income(2)	21.6	22.4	44.6	43.0

Fully Diluted Adjusted EPS(3)	0.75	0.76	1.55	1.47

Fully Diluted Adjusted E/ADS(4)	0.22	0.22	0.45	0.42

(1)	Operating income before goodwill amortization (EBITA), is used for informational purposes only. It allows, in the Group’s opinion, to make more meaningful comparisons between its operational performance and those of its peers who may use different accounting standards, such as US GAAP.

(2)	Adjusted net income is calculated for information purposes only. It allows, in the Group’s opinion, to make more meaningful comparisons between its net income and those of its peers who may use different accounting standards, such as US GAAP (which, contrary to French GAAP, do not allow the amortization of goodwill). Furthermore, the Group is currently accruing on a quarterly basis the cost of the redemption premium associated with the possibility that convertible bonds due in January 2007 would not be redeemed for ordinary shares. However, the amount of fully diluted shares includes those shares that would be issued in the event that all outstanding convertible bonds would be redeemed for shares. In such an event, the redemption premium would not be paid, and therefore the associated post tax amount is accordingly added back. Non-operating income (loss) is excluded.

(3)	Number of fully diluted shares as of June 30: 2003 28,746,052 2002 29,308,601

(4)	E/ADS is in U.S. dollars and is calculated using the Federal Reserve Bank of New York noon buying rate (USD/EUR) of 1.1502 as of June 30, 2003. One ADS is equal to one-fourth of an ordinary share.

ANNEX II
CONSOLIDATED BALANCE SHEET
French GAAP
Unaudited

	June 30,	Mar. 31,	Dec. 31,	June 30,
Euros in Millions	2003	2003	2002*	2002*

Assets
Non-Current Assets	3,289	3,324	3,518	3,659
Contracts in Progress, Inventories & Deferred Bid Costs, net	5,359	5,337	4,977	5,499
Premium for Redemption of Convertible Bonds	62	67	74	86
Receivables & Other Current Assets, net	1,430	1,455	1,296	1,149
Cash & Cash Equivalents	634	726	741	702

Total Assets	10,774	10,909	10,606	11,095

Liabilities & Shareholders’ Equity
Shareholders’ Equity	1,921	2,007	2,026	2,084
Minority Interests	11	12	16	20
Financial Debt	1,313	1,232	1,247	1,623
Premium for Redemption of Convertible Bonds	87	88	90	93
Progress Payments on Contracts	5,740	5,751	5,420	5,533
Accrued Liabilities	314	323	329	309
Other Liabilities	1,388	1,497	1,478	1,433

Total Liabilities & Shareholders’ Equity	10,774	10,909	10,606	11,095

*  Audited

Changes in Shareholders Equity — First Half 2003
Euros in Millions

Shareholders’ Equity as of December 31, 2002	2,026.3
Net Income of the first half of 2003	(18.5)
Dividend Payment	(77.3)
Foreign Exchange Translation Adjustments and Others	(9.5)
Shareholders’ Equity as of June 30, 2003	1,921.0

ANNEX III
CONSOLIDATED STATEMENT OF CASH FLOWS
SECOND QUARTER 2003
Euros in Millions
Unaudited

Net Income	(15.0)
Depreciation of Property, Plants & Equipment	28.3
Goodwill Amortization	28.9
Provision for Redemption Premium on Convertible Bonds	4.2
Net Loss (Gain) on the Disposal of Fixed Assets	1.3
Deferred Income Tax	(0.9)
Minority Interests	0.4

Cash from Operations	47.2
Change in Working Capital	(107.5)
Net Cash Provided by (Used in) Operating Activities		(60.3)
Capital Expenditures	(33.0)
Net Cash Provided by (Used in) Investment Activities		(33.0)
Increase (Decrease) in Short Term Debt	84.2
Increase (Decrease) in Long Term Debt	0.1
Capital Issued	(0.9)
Dividend Payment	(77.3)
Net Cash Provided by (Used in) Financing Activities		6.1
Foreign Exchange Translation Adjustment		(4.7)

Net Increase (Decrease) in Cash and Cash Equivalents		(91.9)

Cash and Cash Equivalents as of March 31, 2003		726.1
Cash and Cash Equivalents as of June 30, 2003		634.2

		(91.9)

ANNEX IV
Euros in millions
Unaudited

	Revenues

	2nd Quarter			1st Half

Business Branch	2003	2002	Change	2003	2002	Change

Offshore	466.5	560.1	(16.7)%	990.2	1,045.8	(5.3)%
Onshore/Downstream	502.4	390.0	28.8%	982.8	892.0	10.2%
Industries	94.9	147.0	(35.4)%	190.2	235.0	(19.1)%

Total	1,063.8	1,097.1	(3.0)%	2,163.2	2,172.8	(0.4)%

	Revenues by Region

	2nd Quarter			1st Half

Region	2003	2002	Change	2003	2002	Change

Europe, Russia, C. Asia	292	335	(12.8)%	548	598	(8.4)%
Africa, Middle-East	396	200	98.0%	864	519	66.5%
Asia Pacific	106	149	(28.9)%	185	295	(37.3)%
Americas	270	413	(34.6)%	566	761	(25.6)%

Total	1,064	1,097	(3.0)%	2,163	2,173	(0.4)%

	EBITDA

	2nd Quarter			1st Half

Business Branch	2003	2002	Change	2003	2002	Change

Offshore	60.0	70.6	(15.0)%	108.9	113.7	(4.2)%
Onshore/Downstream	19.4	15.6	24.4%	41.4	43.1	(3.9)%
Industries	1.2	6.1	(80.3)%	4.6	7.6	(39.5)%

Total	80.6	92.3	(12.7)%	154.9	164.4	(5.8)%

	EBITA

	2nd Quarter			1st Half

Business Branch	2003	2002	Change	2003	2002	Change

Offshore	34.7	38.4	(9.6)%	58.6	47.9	22.3%
Onshore/Downstream	17.0	10.3	65.0%	34.7	33.8	2.7%
Industries	0.6	5.5	(89.9)%	3.4	6.3	(46.0)%

Total	52.3	54.2	(3.5)%	96.7	87.9	10.0%

ANNEX V
Euros in millions
(unaudited)

Order Intake

	2nd Quarter			1st Half

By Business Branch	2003	2002	Change	2003	2002	Change

Offshore	1,932	328	489.0%	2,457	819	200.0%
Onshore/Downstream	664	669	(0.8)%	1,606	1,824	(12.0)%
Industries	54	212	(74.5)%	115	269	(57.3)%

Total	2,650	1,209	119.2%	4,178	2,912	43.9%

Backlog

	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,
By Business Branch	2003	2003	2002	2002	2002

Offshore	3,047	1,609	1,761	1,930	1,944
Onshore/Downstream	4,210	4,126	3,625	3,844	3,420
Industries	315	356	390	289	303

Total	7,572	6,091	5,776	6,063	5,667

Backlog Scheduling

As of		Onshore/
June 30, 2003	Offshore	Downstream	Industries	Total

For 2003	1,085	1,129	163	2,377
For 2004	1,105	1,791	131	3,027
For 2005 and Beyond	857	1,290	21	2,168

Total	3,047	4,210	315	7,572

ANNEX VI
(unaudited)

Net Debt

	June 30	Mar 31	Dec 31	Sept 30	June 30
Euros in millions	2003	2003	2002	2002	2002

Marketable Securities	81	327	99	98	142
Cash	553	399	642	633	560
Cash & Cash Equivalents (A)	634	726	741	731	702
Short Term Debt	390	306	301	273	472
Long Term Debt	923	926	946	1,110	1,151
Gross Debt (B)	1,313	1,232	1,247	1,383	1,623
Net Debt * (B — A)	679	506	506	652	921

*	Does not include the reimbursement premium on the convertible bonds issued in the first quarter of 2002.

Foreign Exchange Conversion Rates vs. Euro

	Statement of Income			Balance Sheet

	Jun 30 2003	Dec 31 2002	Jun 30 2002	Jun 30 2003	Dec 31 2002	Jun 30 2002

USD	1.10	0.95	0.90	1.14	1.05	1.00
GBP	0.69	0.63	0.62	0.69	0.65	0.65